SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13d-1 and Rule 13d-2)

(Amendment No. 1)*

NEWATER TECHNOLOGY, INC.

(Name of Issuer)

Common Share, $0.001 par value

(Title of Class of Securities)
G64335105

(CUSIP Number)

Yuebiao LI

Tigerwind Group Limited

Zhuo ZHANG

Xiangqian SUI

Forwater Holdings Limited

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

1 Ruida Road, Laishan District, Yantai City

Shandong Province 264000

People’s Republic of China

+(86) 13953558666

With a copy to:

James Chang

DLA Piper

20th Floor, South Tower, Beijing Kerry Center

1 Guanghua Road, Chaoyang District

Beijing 100020, People’s Republic of China

+(86) 10 8520 0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G64335105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Yuebiao Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,900,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,900,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,900,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.829% *
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Based on 10,809,000 outstanding common shares as of June 8, 2020, as reported in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2020 (the “Form 20-F”).

CUSIP No. G64335105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Tigerwind Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,900,000*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,900,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWED BY EACH REPORTING PERSON: 2,900,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.829% **
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Tigerwind Group Limited is wholly owned and controlled by Yuebiao Li.
**	Based on 10,809,000 outstanding common shares as of June 8, 2020, as reported in the Company’s Form 20-F.

CUSIP No. G64335105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Zhuo Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,900,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,900,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,900,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.578% *
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

**	Based on 10,809,000 outstanding common shares as of June 8, 2020, as reported in the Company’s Form 20-F.

CUSIP No. G64335105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Xiangqian Sui
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 400,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 400,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 400,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.701% *
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Based on 10,809,000 outstanding common shares as of June 8, 2020, as reported in the Form 20-F.

CUSIP No. G64335105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Forwater Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 400,000*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 400,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 400,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.701% **
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Forwater Holdings Limited is wholly owned and controlled by Xiangqian Sui.
**	Based on 10,809,000 outstanding common shares as of June 8, 2020, as reported in the Company’s Form 20-F.

This Amendment No.1 (this “Amendment No. 1”) is filed to amend and supplement the Statement on Schedule 13D filed by the Reporting Persons therein with the SEC on May 14, 2020 (the “Schedule 13D”) with respect to Newater Technology, Inc. (the “Issuer”). Except as specifically amended and supplemented by this Amendment No.1, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This statement is being filed jointly by Mr. Yuebiao Li (“Mr. Li”), Tigerwind Group Limited, Ms. Zhuo Zhang (“Ms. Zhang”), Mr. Xiangqian Sui (“Mr. Sui”) and Forwater Holdings Limited pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Mr. Li, Tigerwind Group Limited, Ms. Zhang, Mr. Sui and Forwater Holdings Limited are collectively referred to herein as the “Reporting Persons.” The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the common shares of the Issuer (the “Common Shares”) beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Li is a citizen of the People’s Republic of China and his principal occupation is the chairman and chief executive officer of the Issuer. The business address of Mr. Li is c/o Yantai Jinzheng Eco-Technology Co., Ltd., 1 Ruida Road, Laishan District, Yantai City, Shandong Province 264000, People’s Republic of China.

Tigerwind Group Limited is a company incorporated under the laws of the British Virgin Islands. Tigerwind Group Limited is wholly owned by Mr. Li. The principal business of Tigerwind Group Limited is that of an investment holding company. The principal business address of Tigerwind Group Limited is c/o Yantai Jinzheng Eco-Technology Co., Ltd., 1 Ruida Road, Laishan District, Yantai City, Shandong Province 264000, People’s Republic of China.

Ms. Zhang is a citizen of the People’s Republic of China and her principal occupation is the chief financial officer of the Issuer. The business address of Ms. Zhang is c/o Yantai Jinzheng Eco-Technology Co., Ltd., 1 Ruida Road, Laishan District, Yantai City, Shandong Province 264000, People’s Republic of China.

Mr. Sui is a citizen of the People’s Republic of China and his principal occupation is an employee of Shanghai Chenyi Environmental Technology Co., Ltd. The business address of Mr. Sui is No.10, No.137 Sanma Road, Zhifu District, Yantai City, Shandong Province 264000, People’s Republic of China.

Forwater Holdings Limited is a company incorporated under the laws of the British Virgin Islands. Forwater Holdings Limited is wholly owned by Mr. Sui. The principal business of Forwater Holdings Limited is that of an investment holding company. The principal business address of Forwater Holdings Limited is No.10, No.137 Sanma Road, Zhifu District, Yantai City, Shandong Province 264000, People’s Republic of China.

During the five years preceding the date of this filing, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the Merger Agreement (as defined below), the Share Subscription Agreements (as defined below), the Rollover Agreement (as defined below), the Voting Agreement (as defined below), and the Limited Guarantee are incorporated by reference in this Item 3.

The Reporting Persons anticipate that approximately $20.5 million will be expended in acquiring the outstanding Common Shares owned by public shareholders of the Issuer other than the Reporting Persons (the “Publicly Held Shares”).

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On September 29, 2020, the Issuer publicly announced that it had entered into an agreement and plan of merger, dated September 29, 2020 (the “Merger Agreement”), among the Issuer, Crouching Tiger Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Green Forest Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and becoming a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, each Common Share issued and outstanding immediately prior to the effective time of the Merger (“Effective Time”) will be cancelled in consideration for the right to receive US$3.65 per Common Share in cash, without interest, except for certain excluded shares (the “Excluded Shares”), which include (i) Common Shares beneficially owned by Mr. Li, Tigerwind Group Limited, Ms. Zhang, Mr. Sui and Forwater Holdings Limited (each a “Rollover Shareholder” and collectively, the “Rollover Shareholders”), (ii) Common Shares (the “Dissenting Shares”) owned by holders of Common Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Companies Act and (iii) Common Shares (if any) owned by the Issuer or any direct or indirect wholly-owned subsidiaries of the Issuer (or held in the Issuer’s treasury). Each Excluded Share (other than Dissenting Shares) issued and outstanding immediately prior to the Effective Time will be cancelled and will cease to exist as of the Effective Time, and no consideration will be delivered with respect thereto. Each Dissenting Share will be canceled at the Effective Time for the right to receive payment resulting from the procedure in Section 179 of the BVI Companies Act.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is for Parent to acquire all of the Publicly Held Shares. If the Merger is consummated, the Common Shares will no longer be traded on the Nasdaq Capital Market and will cease to be registered under Section 12 of the Exchange Act, and the Issuer will be privately held by the Rollover Shareholders through Parent.

The Merger and other transactions contemplated by the Merger Agreement will be funded through a combination of (i) cash contributions contemplated by the share subscription agreements, each dated as of September 29, 2020 (the “Share Subscription Agreements”), by and between the Issuer and each of Pure Blue Holding Limited and Gooden Sunrise Holding Limited, (ii) Cash in the Issuer. Under the terms and subject to the conditions of the Share Subscription Agreements, (i) Pure Blue Holding Limited will provide cash contributions to Parent in an amount of US$445,713, (ii) Gooden Sunrise Holding Limited will provide cash contributions to Parent in an amount of US$297,143.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into a rollover agreement (the “Rollover Agreement”) with Parent, pursuant to which (i) immediately prior to the Effective Time, the Common Shares held by the Rollover Shareholders (the “Rollover Shares”) will be cancelled at the Closing (as defined in the Merger Agreement) for no consideration, (ii) and Parent will issue to the Rollover Shareholders certain shares of Parent.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders, who collectively own approximately 48.1% of the outstanding Common Shares, entered into a voting agreement (the “Voting Agreement”) with Parent, pursuant to which each of the Rollover Shareholders has agreed that when a meeting of the shareholders of the Company is held, (i) to appear at such meeting or otherwise cause their Shares to be counted as present thereat for the purpose of establishing a quorum, (ii) to vote or cause to be voted at such meeting all their Shares in favor of the approval of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and any actions required in furtherance thereof, and (iii) in favor of any matters necessary for the consummation of the transactions contemplated by the Merger Agreement, (iv) against any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interface with, delay or postpone, discourage or adversely affect the Merger Agreement or the transaction contemplated thereby, and (v) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Issuer contained in the Merger Agreement, or of any shareholder contained in this Agreement, (vi) to appoint Parent and any other designee of Parent as irrevocable proxy and attorney-in-fact (with full power of substitution) to vote all their Common Shares.

 Concurrently with the execution of the Merger Agreement, Mr. Li and Ms. Zhang (the “Limited Guarantors”) entered into a limited guarantee with the Issuer (the “Limited Guarantee”), pursuant to which each Limited Guarantor, irrevocably and unconditionally guaranteed to the Issuer, severally but not jointly, subject to certain conditions, Parent’s termination fee and certain payment obligations relating to the reimbursement under the Merger Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Share Subscription Agreements, the Rollover Agreement, the Voting Agreement and the Limited Guarantee, copies of which are attached hereto as Exhibits 7.02, 7.03, 7.04, 7.05, 7.06, and 7.07, respectively, and which are incorporated herein by reference in their entirety.

Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in Item 4 on this Amendment No.1.  The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4, including, among others, the purchase price and the financing arrangement for the transaction contemplated under the Proposal.  Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a), 5(b) and 5(c) of the Schedule 13D is hereby amended and replaced by adding the following:

(a) – (b) With respect to each of the Reporting Person, the cover pages of this Amendment No.1 are incorporated by reference, as if set forth in its entirety.

As of the date of this Amendment No.1, Mr. Li beneficially owns 2,900,000 Common Shares, representing 26.829% of the Common Shares of the Issuer through Tigerwind Group Limited, a British Virgin Islands investment holding company wholly-owned and controlled by him.

As of the date of this Amendment No.1, Tigerwind Group Limited beneficially owns 2,900,000 Common Shares, representing 26.829% of the Common Shares of the Issuer. Mr. Li is the sole owner and director of Tigerwind Group Limited, and as a result, may be deemed to beneficially own all of the Common Shares held by Tigerwind Group Limited.

As of the date of this Amendment No.1, Ms. Zhang beneficially owns 1,900,000 Common Shares of the Issuer, representing 17.578% of the outstanding Common Shares of the Issuer.

As of the date of this Amendment No.1, Mr. Sui beneficially owns 400,000 Common Shares of the Issuer, representing 3.701% of the outstanding Common Shares of the Issuer.

As of the date of this Amendment No.1, Mr. Forwater Holdings Limited beneficially owns 400,000 Common Shares of the Issuer, representing 3.701% of the outstanding Common Shares of the Issuer. Mr. Sui is the sole owner and director of Forwater Holdings Limited, and as a result, may be deemed to beneficially own all of the Common Shares held by Forwater Holdings Limited.

(c) Except as set forth in Item 3 and 4 above, none of the Reporting Persons, and to their knowledge, none of the Reporting Persons has effected any transactions in the Common Shares during the 60 days preceding the filing of this Amendment No.1.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The descriptions of the principal terms of the Proposal under Item 3 and Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated as of October 1, 2020.

Exhibit 7.02	Agreement and Plan of Merger, dated as of September 29, 2020, by and among Parent, Merger Sub and the Issuer (incorporated herein by reference to Exhibit 99.2 to the Form 6-K filed by the Issuer on September 29, 2020).

Exhibit 7.03	Share Subscription Agreement, dated as of September 29, 2020, by and between Pure Blue Holding Limited and Parent.

Exhibit 7.04	Share Subscription Agreement, dated as of September 29, 2020, by and between Gooden Sunrise Holding Limited and Parent.

Exhibit 7.05	Rollover Agreement, dated as of September 29, 2020, by and among the Rollover Shareholders and Parent.

Exhibit 7.06	Voting Agreement, dated as of September 29, 2020, by and among the Rollover Shareholders and Parent.

Exhibit 7.07	Limited Guarantee, dated as of September 29, 2020, by and among Mr. Li, Ms. Zhang and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2020

Yuebiao Li

By:	/s/ Yuebiao Li
Name:	Yuebiao Li

Tigerwind Group Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Zhuo Zhang

By:	/s/ Zhuo Zhang
Name:	Zhuo Zhang

Xiangqian Sui

By:	/s/ Xiangqian Sui
Name:	Xiangqian Sui

Forwater Holdings Limited

By:	/s/ Xiangqian Sui
Name:	Xiangqian Sui
Title:	Director